NEWS RELEASE

Pan American Silver to Announce First Quarter 2023 Unaudited Results and Host Annual General and Special Meeting of Shareholders on May 10
Vancouver, B.C. - April 20, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") will announce its unaudited results for the first quarter of 2023 after market close on Wednesday, May 10, 2023. Pan American will also be holding its Annual General and Special Meeting of shareholders (the "Shareholders Meeting") the same day at 6:00 pm ET (3:00 pm PT).
First Quarter 2023 Unaudited Results Conference Call and Webcast
Date:            May 11, 2023
Time:             11:00 am ET (8:00 am PT)
Dial-in numbers:    1-888-396-8049 (toll-free in Canada and the U.S.)
+1-416-764-8646 (international participants)
Conference ID:        49301459
Webcast:        https://events.q4inc.com/attendee/492473712
The live webcast, presentation slides and the report for the first quarter of 2023 will be available at https://www.panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
Annual General and Special Meeting of Shareholders
Pan American is scheduled to hold its Shareholders Meeting at 6:00 pm ET (3:00 pm PT) on Wednesday, May 10, 2023 at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada. The Management Information Circular, Notice of Annual General and Special Meeting of Shareholders, Form of Proxy and other proxy-related materials for the Shareholders Meeting are available at https://www.panamericansilver.com/invest/events-and-presentations/. The Shareholders Meeting will not be webcast.
About Pan American Silver
Pan American is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares currently trade on the NYSE and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP.	1